SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to __________

                        COMMISSION FILE NUMBER 000-25439

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        THE TROY SAVINGS BANK 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

        B. Name of the issuer of the securities held pursuant to the plan and the address of it principal executive office:

                  Troy Financial Corporation
                  32 Second Street
                  Troy, New York 12180

                              REQUIRED INFORMATION

                                                                          Page
                                                                          ----

Independent Auditors' Report................................................1

Financial Statements:

         Statements of Net Assets Available for Benefits....................2
         Statements of Changes in Net Assets Available for Benefits.........3
         Notes to Financial Statements......................................4

Schedules:

         Schedule H, Line 4i - Schedule of Assets Held at End of Year......11
         Schedule H, Line 4j - Schedule of Reportable Transactions.........12

Exhibit:

         Exhibit 23        Consent of Independent Auditors

         Exhibit 99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator of The Troy Savings
   Bank 401(k) Savings Plan in RSI Retirement Trust:

We have audited the accompanying statements of net assets available for benefits of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/ KPMG LLP
                                         ------------
Albany, New York
May 29, 2003

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                        2002         2001
                                                     ----------   ----------
Assets:

     Investments, at fair value (note 9)             $9,195,543   $8,798,749
     Loans to participants (note 6)                     351,890      303,729
     Accrued dividends receivable                            74          290
                                                     ----------   ----------
                 Total assets                         9,547,507    9,102,768
                                                     ----------   ----------
Liabilities:
     Excess contributions payable                        22,164       15,000
                                                     ----------   ----------
                 Net assets available for benefits   $9,525,343   $9,087,768
                                                     ==========   ==========

                See accompanying notes to financial statements.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001

                                                      2002         2001
                                                   ----------   ---------
Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of
          investments (note 9)                     $  305,945   2,016,328
        Dividends                                     125,300      95,328
        Interest income on loans to participants       19,502      22,193
                                                   ----------   ---------
                                                      450,747   2,133,849
                                                    ---------   ---------
     Employee contributions                           690,830     565,857
     Transfer from Catskill Savings Bank 401(k)
         Plan (note 10)                                    --     907,343
                                                    ---------   ---------
                 Total additions                    1,141,577   3,607,049
                                                    ---------   ---------
Deductions from net assets attributed to:
     Benefits and withdrawals paid to participants    703,789     945,181
     Forfeitures returned to Employer                     213       4,354
                                                    ---------   ---------
                 Total deductions                     704,002     949,535
                                                    ---------   ---------
                 Net increase                         437,575   2,657,514

Net assets available for benefits:
     Beginning of year                              9,087,768   6,430,254
                                                    ---------   ---------
     End of year                                   $9,525,343   9,087,768
                                                    =========   =========

                See accompanying notes to financial statements.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    ORGANIZATION

              As of April 1, 1989, The Troy Savings Bank (the Employer or the
              Bank) adopted The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan), which is trusteed by RSI Retirement Trust (the Trustee), for the Bank's employees. The Plan is a defined contribution plan.

       (b)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

       (c)    INVESTMENT VALUATION

              All investments are reported at fair value. Fair value is measured by RSI Retirement Trust by the market price, if there is an active market for the investment, or at an estimated market value if a market price is not available. Loans to participants are valued at the principal amount borrowed, less any repayment.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              Investment income recognized by the Plan includes current earnings from investments, net gains (losses) realized from the sale of investments, and the net change in the unrealized appreciation or depreciation of investments.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       (e)    RISK AND UNCERTAINTIES

              The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (f)    RECENT ACCOUNTING PRONOUNCEMENTS

              Effective January 1, 2001, the Plan adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The adoption of SFAS No. 133 did not have a material impact on the Plan's financial statements.

(2)    SUMMARY OF PLAN

       (a)    GENERAL

              The following description of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

              The Plan covers all eligible employees of the Employer on the following basis:

              (i) Prior to October 1, 2002, eligible employees could contribute up to 15% of their regular wages into the Plan. Effective October 1, 2002, eligible employees may elect to contribute up to 25% of their regular wages into the Plan. Prior to March 26, 1999, the Employer contributed a matching contribution equal to 50% of each employee participant's contributions up to a maximum of 6% of each employee participant's earnings. Effective March 26, 1999, the Plan was amended to state that all Employer matching contributions shall cease. The maximum allowable before-tax contribution (not including catch-up contributions allowed for eligible participants over age 50) for each eligible employee was $11,000 and $10,500 during 2002 and 2001, respectively.

             (ii) Employee contributions and all earnings, appreciation, or additions allocable thereto, less any depreciation, loss, or distributions allocable therefrom are fully vested under the Plan. Except as noted below, the remainder of the balance of each participant's account becomes 20% vested upon completion of two years of service, with an additional 20% for each succeeding year, until a participant becomes 100% vested after six years of service. For former Catskill Savings Bank employees (see note 10), the remainder of the balance of each participant's account becomes 20% vested upon completion of one year of service, with an additional 20% for each succeeding year, until a participant becomes 100% vested after five years of service.

       (b)    PLAN TERMINATION

              While the Bank has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, the accounts of all participants affected thereby shall become fully vested, and the assets remaining, after payment of any expenses properly chargeable thereto, will be distributed to participants and beneficiaries in proportion to their respective account balances.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (c)    ADMINISTRATIVE EXPENSES

              The Trustee charges the Bank directly for administrative expenses. Therefore, administrative expenses are not charged against the Plan's assets.

       (d)    FORFEITURES

              Upon distribution of the vested portion of a terminated participant's account, any nonvested portion of the account shall be deemed to be a forfeiture and shall be returned to the Employer. The amount of forfeitures returned to the Employer during 2002 and 2001 was $213 and $4,354, respectively.

(3)    INVESTMENT OPTIONS

       The Bank has entered into a trust agreement with the Trustee for the holding, investing and administration of the contributions pursuant to the terms of the Plan. These contributions may be included in the investment accounts listed below:

              Core Equity Fund*

              Emerging Growth Equity Fund*

              Value Equity Fund*

              International Equity Fund*

              Short-Term Investment Fund*

              Intermediate-Term Bond Fund*

              Actively Managed Bond Fund*

              Aggressive Asset Allocation Model**

              Conservative Asset Allocation Model**

              Moderate Asset Allocation Model**

              Stable Value Fund**

              Federated Kaufmann Fund A

              Neuberger Berman Genesis Fund

              Troy Financial Corporation Common Stock***

* Represents a mutual fund managed by RSI Retirement Trust (the trustee as defined by the Plan)

** Represents a common/collective trust managed by RSGroup Trust Company (a related party of the Plan's trustee)

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


***  Represents an investment in the common stock of the Plan sponsor

       Participants must direct the manner in which all contributions are invested in the Plan investment accounts. Thus, they may direct the investment of proportionate parts of those contributions in any of the accounts described above in multiples of 5%. Participants may change their elections concerning investments and contributions in accordance with procedures described in the Plan.

(4)    DEATH, RETIREMENT, AND DISABILITY BENEFITS

       Upon death, retirement, or disability, employees will be 100% vested in Employer contributions.

(5)    WITHDRAWAL OF FUNDS

       After attaining age 59 1/2, a participant may withdraw once every six months all or a portion of the net value credited to the participant's account.

       A participant under the age of 59 1/2 may only make a withdrawal from what they have contributed and the earnings thereon if they have a financial hardship. The Plan Committee must approve their request and amount of payment. Hardship is defined in the Plan as death or serious illness, educational needs of immediate family, purchase, or construction of a principal residence, or any similar circumstance, at the discretion of the Plan Committee.

       Unless elected otherwise, the balance in a participant's account will be paid not later than April 1 of the calendar year following the later of
       (1) the calendar year in which the participant retires or terminates service due to disability, or (2) the calendar year in which the participant attains the age of 70 1/2.

       Benefits may be paid in a lump sum or, if the Plan Committee approves, in annual installments over a period not longer than ten years.

(6)    PARTICIPANT LOANS

       Participants may borrow on funds in which they are 100% vested in the Plan. The maximum loan amount is the lesser of 50% of the Plan account funds in which the participant is 100% vested or $50,000 less the highest outstanding loan balance under the Plan during the preceding year.

       The term of the loan is not to exceed five years, but may be up to ten years if used to purchase or build a principal residence. The loan interest rate is the prime rate, rounded to the nearest quarter of 1%, as published in the Wall Street Journal on the first day of the month in which the employee requests the loan.

       At December 31, 2002 and 2001, there were loans outstanding of $351,890 and $303,729, respectively, at interest rates ranging from 4.75% to 9.50% payable over one to ten years.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(7)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust. RSI Retirement Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, RSI Retirement Trust is the Plan's recordkeeper.

       Certain Plan investments are shares of Retirement System Group, Inc. common stock. Retirement System Group, Inc. is the holding company for RSI Retirement Trust (the trustee as defined by the Plan) and, therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are shares of common/collective trusts managed by RSGroup Trust Company. RSGroup Trust Company is a subsidiary of Retirement System Group, Inc. which is the holding company for RSI Retirement Trust (the trustee as defined by the Plan) and, therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are shares of Troy Financial Corporation common stock. Troy Financial Corporation is the holding company for The Troy Savings Bank and, therefore, these transactions qualify as party-in-interest transactions.

(8)    TAX STATUS

       The Internal Revenue Service has determined and informed the Bank by a letter dated May 16, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan is qualified and the related trust is tax-exempt as of December 31, 2002 and 2001.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(9)    INVESTMENTS

       The following table presents the fair value of the Plan's investments (excluding loans to participants) as of December 31, 2002 and 2001:

       DESCRIPTION OF INVESTMENT                    2002          2001
       -------------------------                 -----------   ---------

       Investment in mutual funds managed by
         RSI Retirement Trust:
         Equity funds:
            Core Equity Fund                         630,852*  1,001,626*
            Emerging Growth Equity Fund              216,056     344,576
            Value Equity Fund                        338,060     451,627
            International Equity Fund                132,563     163,185
                                                 -----------   ---------
                                                   1,317,531   1,961,014
                                                 -----------   ---------
          Fixed income funds:
            Short-Term Investment Fund               426,923     423,187
            Intermediate-Term Bond Fund              237,014     147,267
            Actively Managed Bond Fund               624,178*    319,192
                                                 -----------   ---------
                                                   1,288,115     889,646
                                                 -----------   ---------
       Investment in other mutual funds:
          Federated Kaufmann Fund A                    7,809          --
          Neuberger Berman Genesis Fund               25,234          --
                                                 -----------   ---------
                                                      33,043          --
                                                 -----------   ---------
       Investment in common/collective trusts
         managed by RSGroup Trust Company:
            Moderate Asset Allocation Model               44          --
            Stable Value Fund                             13          --
                                                 -----------   ---------
                                                          57          --
                                                 -----------   ---------
       Investment in common stocks:
          Troy Financial Corporation               6,507,063*  5,744,722*
          Retirement System Group, Inc.                  193         268
                                                 -----------   ---------
                                                   6,507,256   5,744,990
                                                 -----------   ---------
       Investment in money market funds:
          Federated Money Market Fund                 49,541     203,099
                                                 -----------   ---------
                    Total investments            $ 9,195,543   8,798,749
                                                 ===========   =========


       * Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 2002 and December 31, 2001, respectively.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001

       During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                      2002          2001
                                  -----------   -----------
       Mutual funds                $(432,807)     (367,335)
       Common stock                  738,752     2,383,663
                                  -----------   -----------
                                   $ 305,945     2,016,328
                                  ===========   ===========

(10)   PLAN MERGER

       On November 10, 2000, Troy Financial Corporation (holding company for The Troy Savings Bank) acquired Catskill Financial Corporation (holding company for Catskill Savings Bank). In connection with this acquisition, the Catskill Savings Bank 401(k) Plan was merged into the Plan effective March 1, 2001. The Plan Administrator believes that the merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code and, therefore, is not subject to federal income taxes.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST
          Schedule H, Line 4i - Schedule of Assets Held at End of Year
                                December 31, 2002

                                                                        CURRENT
IDENTITY OF ISSUE                 DESCRIPTION OF INVESTMENT              VALUE
-----------------                 -------------------------            ---------
Federated                          Money Market Fund,
                                      49,541 shares                  $    49,541

Federated                          Kaufmann Fund A,
                                      2,263 shares                         7,809

Neuberger Berman                   Genesis Fund, 897 shares               25,234

*RSI Retirement Trust              Core Equity Fund,
                                      10,094 shares                      630,852

*RSI Retirement Trust              Emerging Growth Equity Fund,
                                      4,255 shares                       216,056

*RSI Retirement Trust              Value Equity Fund,
                                      4,937 shares                       338,060

*RSI Retirement Trust              International Equity Fund,
                                      3,316 shares                       132,563

*RSI Retirement Trust              Short-Term Investment Fund,
                                      16,147 shares                      426,923

*RSI Retirement Trust              Intermediate-Term Bond Fund,
                                      5,585 shares                       237,014

*RSI Retirement Trust              Actively Managed Bond Fund,
                                      12,638 shares                      624,178

*RSGroup Trust Company             Moderate Asset Allocation Model,
                                      4 shares                                44

*RSGroup Trust Company             Stable Value Fund, .42 shares              13

*Troy Financial Corporation        Common stock, 241,181 shares        6,507,063

*Retirement System Group, Inc.     Common stock,42 shares                    193

*Loans to participants             4.75% to 9.50%                        351,890
                                                                     -----------
                                                                     $ 9,547,433
                                                                     ===========

* Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.

See accompanying independent auditors' report.

                          THE TROY SAVINGS BANK 401(k)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2002

                                                                               CURRENT VALUE
                                                           EXPENSE              OF ASSET ON
    IDENTITY OF  DESCRIPTION  PURCHASE  SELLING  LEASE  INCURRED WITH  COST OF   TRANSACTION    NET GAIN
  PARTY INVOLVED   OF ASSET    PRICE     PRICE   RENTAL  TRANSACTION    ASSET        DATE       OR (LOSS)
  --------------  ----------   -----     -----   ------  -----------    -----        ----       --------

None


Note:      Reportable transactions, for purposes of this schedule include:
           (a) A single transaction, within the plan year in excess of 5% of the current value of the plan assets at the beginning of the plan year;

           (b) Any series of transactions, with or in conjunction with, the same person, involving property other than securities, amounting in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the plan year;

           (c) Any series of transactions involving securities of the same issue that, within the plan year, amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the plan year;

           (d) Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with that person exceeds 5% of the current value of plan assets at the beginning of the plan year.

See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         THE TROY SAVINGS BANK 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

Date:  June 26, 2003                        /s/ Evelyn A. Morris
                                            --------------------
                                            Evelyn A. Morris
                                            Plan Administrator

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.             Exhibit
----------              -------
   23            Consent of Independent Auditors

   99.1         Certification Pursuant to Section 906 of the Sarbanes-Oxley
                   Act of 2002